SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

26 November 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 26 November 2007	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

Protherics PLC

Notification of Directors’ Interests

London, UK; Brentwood, TN, US; 26 November 2007 - Protherics PLC (“Protherics” or the “Company”), the international biopharmaceutical company focused on critical care and cancer, announces that, on 23 November 2007, a conditional right to receive 157,980 ordinary shares in Protherics (“Ordinary Shares”) was awarded to Saul Komisar, President of Protherics Inc., under the terms of the Protherics PLC Long Term Incentive Plan (the “LTIP”). The award vests on the third anniversary of the date of grant subject to the achievement of performance conditions.

Protherics PLC also announces the grant, on 23 November 2007, of the following options over Ordinary Shares in the Company under the terms of the LTIP:

Name	Position	Number of Options
Andrew Heath Rolf Soderstrom James Christie	Chief Executive Officer Finance Director Operations Director	325,581 204,651 176,744

The options are exercisable between the third and tenth anniversary of the date of grant at an exercise price of 2 pence per share, subject to the achievement of performance conditions.

Following the above grant, the Directors hold options or conditional awards over the following number of Ordinary Shares:

Andrew Heath	4,245,142
Rolf Soderstrom	627,727
James Christie	1,564,754
Saul Komisar	1,271,081

The current issued ordinary share capital of the Company is 339,696,822 shares.

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0)1928 518010

Financial Dynamics – press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt	+1 212 850 5600

Or visit  www.protherics.com

END